[Letterhead of Debevoise & Plimpton LLP]

August 7, 2013

Jeffrey P. Riedler

Assistant Director

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-7010

Re:	Third Point Reinsurance Ltd.

Amendment # 3 to Registration Statement on Form S-1

Filed August 5, 2013

File No. 333- 189960

Dear Mr. Riedler:

This letter sets forth the responses of Third Point Reinsurance Ltd. (the “Company”) to the comments contained in your letter, dated August 6, 2013, relating to the Registration Statement on Form S-1 filed on August 5, 2013 (the “Registration Statement”). The comments of the staff of the U.S. Securities and Exchange Commission (the “Staff”) are set forth in bold italicized text below, and the responses of the Company are set forth in plain text immediately following each comment.

The Company is submitting, via EDGAR, Amendment No. 4 to the Registration Statement (“Amendment No. 4”). Enclosed with the paper copy of this letter are five copies of Amendment No. 4 including the exhibits thereto.

Security Ownership of Certain Beneficial Owners, Management and Selling Shareholders, page 167

1.	For each selling security holder, please provide the name of the security holder, the number of shares owned prior to the offering, the shares being offered, and the number of shares owned after the offering.

The Company acknowledges the Staff’s comment and notes that as discussed by telephone with Matthew Jones of the Staff, pursuant to the Staff’s Compliance & Disclosure Interpretation Number 240.01 dated July 3, 2008, the Company is including disclosure with regard to selling security holders on a group basis, as opposed to an individual basis, where the aggregate holding of the group is less than 1% of the Company’s outstanding shares prior to the offering.

Jeffrey P. Riedler	2	August 7, 2013

Exhibit 5.1: Opinion of Conyers Dill & Pearman Limited

2.	We note counsel’s assumption related to examination of documents in draft form. We also note that you have filed your form of underwriting agreement as Exhibit 1.1. We consider the review and verification of form agreements within the scope of a legal opinion. Please have your counsel delete the assumption beginning with “(b) that where a document has been examined by us in draft form, . . .”

In response to the Staff’s comment, the Company has filed a revised Exhibit 5.1.

3.	We note counsel’s assumption related to the Resolutions being passed at one or more duly convened, constituted and quorate meetings. We do not consider this an acceptable assumption for this opinion. Please see Footnote No. 25 to Staff Legal Bulletin No. 19 for guidance. Please have your counsel delete the assumption beginning with “(d) that the Resolutions were passed at one or more duly convened, constituted and quorate meetings . . .”

In response to the Staff’s comment, the Company has filed a revised Exhibit 5.1.

If you have any questions regarding this letter, please do not hesitate to call me at (212) 909-6036.

Very truly yours,

/s/ Steven J. Slutzky

Steven J. Slutzky

cc:	Matthew Jones
Ibolya Ignat

Donald Abbott

Securities and Exchange Commission

Tonya Marshall, Esq.

Third Point Reinsurance Ltd.

Enclosures